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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940.


                 MORLEY CAPITAL ACCUMULATION FUND, A SERIES OF
                      NATIONWIDE INVESTING FOUNDATION III


                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit the Morley Capital Accumulation Fund to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Columbus and the State of Ohio on the 16th day of December, 1998.


                        Signature Nationwide Investing Foundation III, on behalf
                                  ----------------------------------------------
                                    of the Morley Capital Accumulation Fund
                                  ----------------------------------------------
                               By /s/ ELIZABETH A. DAVIN
                                  ----------------------------------------------
                                  Elizabeth A. Davin
                                  Secretary


Attest: CHRISTOPHER A. CLAY
        -------------------
        (Name)

        Assistant Treasurer
        -------------------
        (Title)